Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cumberland Pharmaceuticals Inc.:

We consent to the incorporation by reference in the registration statement No. 333-164376 on Form S-8 of Cumberland Pharmaceuticals Inc. of our report dated March 7, 2012, with respect to the consolidated balance sheets of Cumberland Pharmaceuticals Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows, and equity and comprehensive income for each of the years in the three-year period ended December 31, 2011, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Cumberland Pharmaceuticals Inc.

/s/ KPMG LLP

Nashville, Tennessee

March 7, 2012